Exhibit 99.2

MESOBLAST CELL THERAPIES FEATURED AT VATICAN INTERNATIONAL HEALTHCARE CONFERENCE

New York, USA; and Melbourne, Australia; May 1, 2018: Mesoblast’s proprietary allogeneic cell technology platform was featured at the Unite to Cure Fourth International Vatican Conference on global healthcare initiatives held in Vatican City from April 26-28, 2018.

Sponsored by Vatican’s Pontifical Council for Culture, this international conference is held every two years and gathers the world’s leading scientists and physicians, patients, ethicists and leaders of faith, government officials and philanthropists to engage in powerful conversations about the latest scientific breakthroughs and hope for the future.

In an address to the Conference delegates, His Holiness Pope Francis stated that in recent years, advances in cellular research and in the field of regenerative medicine have opened new horizons in the areas of tissue repair and experimental therapies; a significant chapter in scientific and human progress. For the full speech, please see (https://w2.vatican.va/content/francesco/en/speeches/2018/april/documents/papa-francesco_20180428_conferenza-pcc.html)

In a moderated discussion on the link between damaging inflammation and chronic diseases, conference attendees were told that Mesoblast’s cell technology is being evaluated as a potential treatment for various severe and life-threatening inflammatory conditions.

Mesoblast Chief Executive Dr Silviu Itescu explained how the Company’s technology platform is based on mesenchymal lineage precursor and stem cells which are believed to maintain tissue health by sensing damaging inflammation and secreting mediators that both modulate immune responses and promote tissue repair.

Dr Itescu presented the latest results from trials of Mesoblast’s Phase 3 product candidates which target severe and life-threatening conditions where inflammation is core to the disease process.  These include trials evaluating Mesoblast products in acute graft versus host disease, advanced and end-stage heart failure, and chronic low back pain due to degenerative disc disease.

Due to the serious nature of these conditions, Mesoblast is pursuing accelerated review and approval pathways for several of its product candidates based on receiving fast-track and Regenerative Medicine Advanced Therapy (RMAT) designations from the United States Food and Drug Administration (FDA).

About Mesoblast

Mesoblast Limited (Nasdaq:MESO; ASX:MSB) is a global leader in developing innovative cell-based medicines.  Through a proprietary process, Mesoblast selects highly purified mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults, and creates master cell banks which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off the shelf without the need for tissue matching.

The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates are being evaluated in their ability to target advanced stages of diseases with high, unmet medical needs including cardiovascular conditions, orthopedic disorders, immunologic and inflammatory disorders and oncologic/hematologic conditions.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176